Filed by ABN AMRO Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-9
 of the Securities Exchange Act of 1934

Subject Company:
ABN AMRO Holding N.V.
Commission File Number: 001-14624

Q&A to Consortium proposed offer

Have you received a formal offer from the Consortium?

We have received a bid of US$ 24.5 bln for LaSalle conditional on consummation of an offer for the entire Group of EUR 38.40 per share for which we received an indicative proposal.

Do you call this higher bid superior? In other words, is Bank of America now outbid?

The Consortium offer for LaSalle was not superior to the BofA agreement and therefore we rejected it. We consider the certainty of the BofA contract of greater value for the shareholders than the uncertain prospect of higher proceeds in the event of a sale to the Consortium.

Have you met the Consortium this weekend? How have the talks gone?

We have been in constant discussion with the Consortium for all the week-end.

Can the Consortium bid for the whole company?

Yes.

What is the status of your talks with Barclays?

We have entered into an agreement with Barclays regarding the offer to be made by Barclays. The management board and the supervisory board have recommended and continue to recommend the Barclays’ offer.

Will you hold an EGM?
It is ABN AMRO’s intention to hold an Extraordinary General Meeting, the details of which will be made available in due course, to enable shareholders to express their views on the alternatives available to them at that time.

Were you under the Amsterdam court order allowed to take any decision regarding LaSalle without prior shareholders approval?

We have sought clarification from the court but it refused to do so. We therefore decided to continue the go-shop and enabled the Consortium to make a bid under the go-shop. The Consortium made use of that and submitted a bid. The Consortium has, however, not made a superior offer to the agreement with Bank of America.

Is this your decision or is it backed by the Supervisory Board?

It is the decision of both Boards.

How do you intend to proceed from now to offer the best outcome to your shareholders?

We have secured attractive value for ABN AMRO shareholders.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. (“ABN AMRO”). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays PLC (“Barclays”); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information and Where to Find it

In connection with the proposed business combination transaction between Barclays and ABN AMRO, Barclays expects that it will file with the US Securities and Exchange Commission a Registration Statement on Form F-4

which will contain a prospectus, a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.